March 22, 2005

VIA EDGAR CORRESPONDENCE, FAX AND FEDERAL EXPRESS

Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:
AMX Corporation
Schedule 14D-9
Filed February 24, 2005
File No. 5-46481

Dear Mr. Panos:

        On behalf of AMX Corporation, a Texas corporation (the "Company"), we are submitting the following response pursuant to our telephone conversation on March 21, 2005, in connection with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, filed on February 24, 2005 (as amended by that certain Amendment No. 1 to Schedule 14D-9 filed on March 9, that certain Amendment No. 2 to Schedule 14D-9 filed on March 16, 2005, and that certain Amendment No. 3 to Schedule 14D-9 filed on March 18, 2005, the "Schedule 14D-9"), relating to the cash tender offer disclosed in the Schedule TO, dated February 24, 2005, by Amherst Acquisition Co., a Texas corporation and wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation, which is an affiliate of Duchossois Industries, Inc., an Illinois corporation, for all of the outstanding shares of the Company's common stock, par value $0.01 per share, at a price per share of $22.50. Amendment No. 4 to Schedule 14D-9 (the "Amendment"), which we are concurrently filing herewith, incorporates material intended to be responsive to our telephone conversation referenced above. Specifically, we have amended subsection (b)(ii) of Item 4 entitled "Reasons for the Recommendation of AMX's Board of Directors" as you requested.

        Should you have any questions regarding the foregoing or the Amendment, please contact me at 214-746-7782.

Sincerely,
Ted Eades